Capital Mineral Investors, Inc.

9217 Pavilion Place
Mission, B.C. V2V 6X6

November 18, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street N.W.
Washington D.C. 20549-0405

Dear Sir or Madam:

Re: Capital Mineral Investors, Inc. (the "Company") - Filing Correction

On Monday, November 14, 2005, we incorrectly filed a Notice of Late Filing, Form 12B-25, under the wrong form type, form 10-12B.

On yesterday's date, we correctly re-filed the Form 12B-25 under the correct form type, NT-10Q. We have also faxed the SEC to have the filing date revised to reflect the original filing date.

Our request in this letter is to have the incorrect form withdrawn from EDGAR.

Thank you for your assistance in this matter.

Yours truly,
Capital Mineral Investors, Inc.

Per: "Jerry Dibble"

Jerry Dibble, President